ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated July 18, 2012

Media Release: July 18, 2012

ETRACS ADDS ALERIAN MLP INDEX ETN TO ITS SUITE OF MLP-RELATED ETNs

New York, July 18, 2012 – UBS announced that today is the first day of trading on the NYSE Arca for the ETRACS Alerian MLP Index ETN (NYSE: AMU) linked to the Alerian MLP Index (the “Index”).

The ETRACS Alerian MLP Index ETN (the “ETN”) offers investors:

—	Access to the popular Alerian MLP Index (NYSE: AMZ).

—	Exposure to a portfolio of 50 energy Master Limited Partnerships (“MLPs”) through a single, exchange-traded security.

—	Income potential in the form of a variable quarterly coupon linked to the cash distributions, if any, on the MLPs in the Index, less investor fees.[1]

—	Straightforward tax administration, as the coupons associated with the ETN are reported as ordinary income on Form 1099, therefore eliminating the administrative burden associated with K-1 tax forms.[2]

“MLPs continue to be a highly-favored asset for investors seeking attractive yields and relatively low correlation to other asset classes,” said Christopher Yeagley, Managing Director and US Head of Equity Structured Products. “So we are particularly excited to once again partner with Alerian, a market leader in the MLP space, to offer an ETN linked to their popular Alerian MLP Index.”

About MLPs

MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. Because the MLP structure requires the distribution of at least 90% of an MLP’s income to its investors, MLPs typically have higher yields than regular dividend paying stocks.

About the Alerian MLP Index

The Index is a composite of 50 publicly-traded energy MLPs. The Index provides investors with a comprehensive benchmark for this emerging asset class. The Index is calculated using a float-adjusted, capitalization-weighted methodology and is disseminated in real-time on a price-return basis (NYSE: AMZ).

Number of holdings: 50 MLPs

Top 10 Holdings
Enterprise Products Partners LP	EPD	15.46%
Kinder Morgan Energy Partners LP	KMP	9.59%
Plains All American Pipeline LP	PAA	6.68%
Energy Transfer Equity LP	ETE	4.83%
Magellan Midstream Partners LP	MMP	4.44%
Energy Transfer Partners LP	ETP	4.44%
Linn Energy LLC	LINE	4.10%
ONEOK Partners LP	OKS	3.84%
Kinder Morgan Management LLC	KMR	3.73%
Enbridge Energy Partners LP	EEP	3.20%

Source:	Alerian; as of June 15, 2012 quarterly rebalancing

1 You are not guaranteed any coupon or distribution amount under the ETNs.

2 You should consult your own tax advisor about your tax situation. Significant aspects of the tax treatment of the ETNs are uncertain.

About ETRACS

For further information about ETRACS ETNs, go to http://www.etracs.com.

ETRACS ETNs (the “ETRACS ETNs”), are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

—	Access to asset classes with historically low correlations to more traditional asset classes
—	Convenience of an exchange-traded security
—	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Alerian MLP Index, Alerian MLP Total Return Index, AMZ, and AMZX are trademarks of Alerian and their use is granted under a license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

Media Enquiries

	Judi Flynn-Echeverria	+ 1 917-902-9726
New York:
	Christiaan Brakman	+1 212- 882-5694

Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 65,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

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